UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

Application Pursuant to Section 8(f) of the Investment Company Act of 1940 (“Act”)
and Rule 8f-1 Thereunder for Order Declaring that a Registered Investment Company has Ceased to be an Investment Company under the Act

I.              General Identifying Information

1.             Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

 [X]           Merger
 [   ]           Liquidation
 [   ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)
 [   ]          Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.             Name of fund:  City National Rochdale Alternative Total Return Fund

3.             Securities and Exchange Commission File No.:  811-22503
4.             Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application                                           [   ] Amendment

5.            Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

570 Lexington Avenue
New York, New York 10022-6837

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kurt Hawkesworth, Chief Operating Officer
City National Rochdale, LLC
570 Lexington Avenue
New York, New York 10022-6837
(800) 245-9888

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

 (records relating to the investment adviser of City National Rochdale Alternative Total Return Fund)

City National Rochdale, LLC
570 Lexington Avenue
New York, New York 10022-6837
(800) 245-9888

(records relating to the custodian of City National Rochdale Alternative Total Return Fund)

U.S. Bank, N.A.
1555 North Rivercenter Drive, Suite 302
Milwaukee, Wisconsin 53212
(414) 905-6118

(records relating to the administrator, accounting agent and transfer and dividend disbursing agent of City National Rochdale Alternative Total Return Fund)

U.S. Bancorp Fund Services, LLC
2020 E Financial Way, Suite 100
Glendora, CA 91741
(626) 914-7360

(records relating to the principal underwriter of City National Rochdale Alternative Total Return Fund)

RIM Securities, LLC.
                570 Lexington Avenue
                New York, New York 10022-6837
(212) 588-3400

8.   Classification of fund (check only one):

[X] Management company;
[   ] Unit investment trust; or
[   ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[  ] Open-end                                [X] Closed-end

10.          State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

City National Rochdale, LLC
570 Lexington Avenue
New York, New York 10022-6837
(800) 245-9888

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

RIM Securities, LLC.
                                570 Lexington Avenue
                                New York, New York 10022-6837
(212) 588-3400

13.	If the fund is a unit investment trust ("UIT") provide: Not applicable

(a) Depositor's name(s) and address(es):
(b) Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ] Yes                                [X] No

15.         (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                                 [   ] No

If Yes, state the date on which the board vote took place:

September 17, 2013

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                                [   ] No

    If Yes, state the date on which the shareholder vote took place:

May 30, 2014

If No, explain:

II.   Distributions to Shareholders

16.         Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes                                 [  ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

May 30, 2014

(b) Were the distributions made on the basis of net assets?

[X] Yes                                [   ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes                                 [   ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes                                 [   ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:
Has the fund issued senior securities?

[   ] Yes                                 [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes                                 [  ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes                                [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   Assets and Liabilities

20.          Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[   ] Yes                                [X] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[   ] Yes      [   ] No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes                                [X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration

22.           (a)    List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:   $410,000

(ii) Accounting expenses:  $25,740

(iii) Other expenses (list and identify separately):  $0
(iv) Total expenses (sum of lines (i)-(iii) above):  $435,740

(b) How were those expenses allocated?

 City National Rochdale, LLC agreed to pay all cost and expenses of the reorganization.

(c) Who paid those expenses?

See response to Item 22(b).

(d) How did the fund pay for unamortized expenses (if any)?

The fund did not have any unamortized expenses at the time of liquidation.

23.   Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes                                [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

[   ] Yes                                 [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.         Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes                                 [X] No

If Yes, describe the nature and extent of those activities:

VI.    Mergers Only

26.           (a) State the name of the fund surviving the Merger:  City National Rochdale Fixed Income Opportunities Fund, a series of City National Rochdale Funds

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-07923

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

City National Rochdale Funds
File Number: 811-07923
Form Type: N-14
Date Filed: October 1, 2013

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the City National Rochdale Alternative Total Return Fund, (ii) he is the Chief Operating Officer of the City National Rochdale Alternative Total Return Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Kurt Hawkesworth
Kurt Hawkesworth